UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN URANIUM CORPORATION

(Name of Issuer)

Common Shares with a par value of $0.00001

(Title of Class of Securities)

030363 105

(CUSIP Number)

copy to:

Clark Wilson LLP

c/o Bernard Pinsky

800 –885 West Georgia Street

Vancouver, British Columbia V6C 3H1

(604) 643-3118

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	030363 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Odysseus III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Odysseus III LLC is a limited liability company incorporated in the state of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,000,000 shares of common stock
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
1,000,000 shares of common stock
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.8% based on 2,007,891 shares of common stock issued and outstanding as of January 2, 2009
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.	Security and Issuer

This Statement relates to shares of common stock with a par value of $0.0001 of American Uranium Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 600 17th Street, Suite 2800 South Tower, Denver, CO 80202.

Item 2.	Identity and Background

(a)	Odysseus III LLC
(b)	The principal business address is: 25 Sweetbriar Road, East Granby, CT 06026
(c)	N/A
(d)	Odysseus has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Odysseus has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Odysseus is a Nevada corporation
Item 3.	Source and Amount of Funds or Other Considerations

On December 17, 2008, the Issuer entered into a private placement subscription agreement with Odysseus III LLC providing for the purchase of 1,000,000 shares of common stock of the Issuer at a price of $0.10 per share.

On January 2, 2009 the Issuer issued 1,000,000 shares of common stock of the Issuer to Odysseus III LLC in a private placement. Jeffrey Rich holds voting and dispositive power over shares held by Odysseus III LLC. The purchase price of the shares was $100,000, which was paid in cash and by the corporate funds of Odysseus.

_________________________

 This Schedule 13D is being filed by the undersigned Jeffrey Rich, Owner of Odysseus V Inc, a Nevada corporation (the “Manager”), which serves as Manager to Odysseus III LLC, a Nevada Limited Liability Company (the “Owner”), with respect to the shares identified in this filing. The Manager makes the investment and voting decisions on behalf of the Owner. The Owner directly owns the shares of the common stock of the issuer but does not make any decisions as to voting or buying/selling shares of the issuer. The Owner owns 1,000,000 shares (all of which were purchased on the date noted in this filing). Within the Ownership of Odysseus III LLC, the vast preponderance of beneficial interest at approximately 99% is owned by William Horn of 1000 South Pointe Dr., #3702, Miami Beach, FL 33139. The approximately 1% remainder of the beneficial interest in the Ownership in Odysseus III LLC is owned by the named signatory below at the same address as this form reflects. Should a future sale of these securities create a profit for the Owner, the Manager would be entitled to 20% of the profits, if any. Thus, under certain potential future outcomes, there exist situations in which the undersigned, as an individual, through the various entities detailed above, could achieve financial benefit in any sale of appreciated American Uranium stock that could reach approximately 10% of the total financial benefit to shareholders over the issuance price of $0.10.

Prior to the issuance of 1,000,000 common shares to Odysseus, the Issuer’s President and director, Robert Rich, previously held 10% of the issued and outstanding stock and AUC LLC, the limited liability company controlled by Pat Groening who is the Chief Financial Officer of Strathmore, held approximately 12% of our issued and outstanding shares. Robert Rich and AUC had been the Issuer’s two largest controlling shareholders prior to this issuance.

Item 4.	Purpose of Transaction

The purpose or purposes of the acquisition of the Shares by Odysseus III LLC was for investment purposes. Depending on market conditions and other factors, Odysseus may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Odysseus III LLC also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Odysseus does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number and percentage of common shares of the Issuer beneficially owned by Odysseus is 1,000,000 shares of common stock or 49.8% of the Issuer.
(b)	Jeffrey Rich has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,000,000 shares of common stock of the Issuer.
(c)	Other than as described in Item 3 above, Odysseus has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.
(d)	N/A
(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 6, 2009, Odysseus and Robert Rich, the Issuer’s President and director, entered into a voting agreement whereby the parties agreed that the 1,000,000 shares of the Issuer’s common stock held by Odysseus will be voted as directed by Robert Rich at any meeting of shareholders or in response to any written request by us for the consent of shareholders to any corporate action. The voting agreement is for a period of one year and has no provisions for renewal.

Item 7.	Material to Be Filed as Exhibits
10.1	Form of Private Placement Subscription Agreement (attached as an exhibit to our current report on Form 8-K/A filed on January 13, 2009)
10.2	Voting Agreement with Odysseus III LLC dated January 6, 2009 (attached as an exhibit to our current report on Form 8-K/A filed on January 13, 2009)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2009

Dated

/s/ Jeffrey Rich

Signature

Jeffrey Rich,

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CW2406341.1